EXHIBIT 99.1

GameSquare Esports Adds Experienced Team Members to Support Accelerating Revenue Growth

TORONTO, ON / ACCESSWIRE / September 15, 2022 / GameSquare Esports Inc. (CSE:GSQ; OTCQB:GMSQF; FRA:29Q1) ("GameSquare", or the "Company"), today announced that the Company has added new members to its team to support accelerating revenue growth, while further optimizing its businesses. New hires include the roles of Chief Operating Officer, Chief Strategy Officer, Regional Sales Directors, and Social Media Lead. Additionally, the Company has created a Head of Partnerships and Brand Experience position, which has been filled internally. The addition of these talented individuals will support the Company as it continues its progress as a leading gaming and esports company connecting globally recognized brands with fans.

"We are adding incredible people to the Company to support our rapid growth and to help optimize the businesses as we continue to build a leading gaming and esports organization," said Justin Kenna, CEO of GameSquare. "We are on a great trajectory to grow revenue quickly and we are focused on managing our expenses as we navigate the path to profitability. Our differentiated model is connecting brands with fans through innovative businesses that are being noticed throughout the industry. As a result, we are attracting top-tier employees and partners from leading companies such as Twitch, FaZe Clan, 100 Thieves, Vice Media, Conde Nast, Rodale, and OpTic Gaming, among others. I am confident that our new team members will make an immediate, and positive, impact in their respective roles. I look forward to their future contributions as we focus on creating value for our customers, team members, and shareholders."

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Jill Peters, Chief Operating Officer, GameSquare. Ms. Peters is an operational executive with over 20 years of leadership experience consistently exceeding growth targets including $300 million of revenue and 5,000+ in partnerships while building, driving, and managing revenue and teams for companies in the digital media, gaming and esports, and fintech industries. Jill has a proven track record of managing early-stage start-ups, hyper-growth scaling, and turn-around phases of companies.

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Paolo DiPasquale, Chief Strategy Officer, Gamesquare. Mr. DiPasquale has more than 16 years of capital markets experience in investment banking, equity research, and institutional equity. Mr. DiPasquale was instrumental in developing and implementing the gaming and esports strategy and capital market presence at Canaccord Genuity. He has worked with many private and public companies across varying stages of growth and geographies, and brings a deep network of institutional, family office, and high net worth investors. He is a graduate of Duquesne University with a double major in Finance and Investment Management.

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Bee Yancey, Head of Partnerships and Brand Experience, GameSquare. Ms. Yancey has more than 15 years experience executing partnership marketing initiatives and designing corporate hospitality programs, Bee has produced results for a diverse client base for high profile global brands including Neiman Marcus, the Jordan Brand, Nike, PepsiCo, Citrix, Topgolf, Hilton Worldwide, and Microsoft. Her property knowledge spans esports, NFL, NHL, PGA, NASCAR and Formula 1.

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Jessey Finizio, Vice President, Sponsorship Sales, Complexity Gaming. Ms. Finizio is an entrepreneurial sales leader with an operational background. Jessey has more than 14 years experience within best-in-class, high growth start-ups and Fortune 500 companies. Prior to joining Complexity Gaming, Jessey held the position of Director, Client Strategy at Twitch, an Amazon company, and was VP, Client Partnerships at VICE Media Group.

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Jon "Blackbeard" Schmid, Senior Social Media Manager, Complexity Gaming. Mr. Schmid is a leader in social media having spent nearly a decade developing social strategies within digital media companies and esports organizations. Blackbeard was most recently Senior Social Media Manager at 100 Thieves and has held various social media roles at OpTic Gaming and Infinite Esports & Entertainment.

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Stephanie Cohen, Senior Director, Brand Partnerships, GCN. Ms. Cohen is an experienced sales professional with deep roots in the Midwest. Stephanie's professional experience includes agency experience at Spark and Mindshare Chicago, and digital sales experience at Conde Nast and Apartment Therapy Media.

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Jack McAuliffe, Senior Director of West Coast Sales, GCN. Mr. McAuliffe has spent the past 10 years working in digital media sales on the West Coast for Rodale, publisher of Men's Health, Women's Health, and Runner's World, and Future US where he specialized in sales for technology and gaming properties including Tech Radar, Tom's Guide, PC Gamer, and GamesRadar.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, and Fourth Frame Studios, a multidisciplinary creative production studio.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

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Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company's future performance and revenue; continued growth and profitability; and the Company's ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company's portfolio across entertainment and media platforms, dependence on the Company's key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

In addition, the estimates of revenues may be considered "future oriented financial information" or "financial outlooks" (collectively, "FOFI") within meaning of applicable securities legislation. FOFI has been prepared by the Company's management to provide an outlook of the Company's activities and has been approved as of the date of this news release. The Company believes that the prospective financial information has been prepared on a reasonable basis, reflecting management's best estimates and judgments, and represents, to the management's knowledge and opinion, the Company's course of action. The reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. FOFI, as with forward-looking statements generally, are, without limitation, based on assumptions and subject to the risks set out above. The Company's actual financial position and results of operations may differ materially from management's current expectations and, as a result, the Company's revenue may differ materially from the revenue provided in this news release. Except as required by law, GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange ("CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: GameSquare Esports Inc.

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